January 23, 2007

Robert Luiten, President
Zenergy International Inc.
415 E. North Water
Suite 1301
Chicago, IL 60611

      RE: **Zenergy International Inc.**
           Offering Statement on Form 1-A
           Filed December 21, 2006
           File No. 24-10165

Dear Mr. Luiten:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Offering Circular - General

1. It is not clear which Form 1-A offering circular format you are using. It appears that Model A is used initially, but then the format seems to switch to another. Please tell us which format is being used and revise your offering circular as applicable to provide all of the required disclosure. For example, if you use Model A, please be sure that your offering circular contains the questions and notes, as well as the answers. Upon receipt of your revised material, we may have comments on the additional information provided.

Risk Factors, page 12

2. For the sake of clarity, please preface each risk factor with a risk factor subheading which is italicized or otherwise highlighted. Following each subheading, please include a brief narrative that explain the risk and places it in context for readers.

Description of Business, page 21

3. We note in the subsection, "The Problem", statements made but it is not apparent whether these are the <u>opinions of management or statements of fact th</u>at can be substantiated. Please revise as appropriate to make clear that the statement is the opinion of management and disclose the basis for its belief, or identify the source for the fact that you present.

4. Further, under "The Solution", we note "[M]anagement believes that <u>Zenergy's industry experience </u>combined with <u>its refinery and gasoline blending expertise</u> will open new sales channels for small, emerging feedstock producers…" (emphasis added) This appears promotional given the fact that the company apparently has no previous experience. In this regard, we refer to your risk factor, "Zenergy has had no operating history as a producer of ethanol or bio-diesel." Please remove this and similar speculative promotional statements from the offering circular.

5. The staff notes your recorded operating expenses set forth in your Statement of Operations for the two months ended September 30, 2006, which includes expense for a website and a business plan. Please expand your Description of Business to address your business plan and the website, including providing your web address and the status of its development.

Use of Proceeds, page 38

6. This section should be substantially revised to provide all of the information, in the format required by Model A, if that format is selected. As noted in the previous comment, the staff is uncertain of the format you have chosen to follow.

7. Please disclose the order of priority in which the offering proceeds will be used if less than the maximum is received in the offering.

8. We note the company reserves the right to alter the uses of proceeds. Please disclose the specific circumstances under which these changes may be made and disclose the alternative uses.

Salaries of Officers, page 38

9. It is not clear whether this section is intended to be part of the "Use of Proceeds" section or whether it should be part of the "Management" section on page 43. If it

is to be retained as part of the "Use of Proceeds", please disclose how these salaries are going to be paid in the event the company receives little or no proceeds from this offering, or disclose other potential sources of funds which the company has available to it.

Management's Discussion and Analysis of Financial Condition…, page 39

10. The disclosure in this section is very general. We further note under "Products/Services Offered" on page 23 that the disclosure appears promotional considering the company's lack of operating history and experience and its lack of financial resources. Please substantially revise you plan of operation to provide specificity as to how the company plans to accomplish each step outlined, the time frame anticipated to accomplish each step, the expected cost of each step and the intended source of funds to be used for each purpose. Your plan of operation should fully disclose the impact of less than maximum offering proceeds on the nature and extent of the business activities to be conducted.

11. Please revise the "Description of Business" to disclose your proposed business activities according to Form 1-A, focusing mostly on the activities to be funded with proceeds from the offering and designating other activities as long term, if true.

12. Please note that the Form 1-A offering statement is not available to a "blank check" company. Therefore, the company is required to have a "specific" business plan to avoid classification as a blank check company. If the company does not have a specific business plan, please withdraw the offering statement and file a registration statement complying with the provisions of Rule 419.

Overall financial situation, page 40

13. We refer to your last sentence of paragraph one of this section. Given the fact that the company has not yet commenced its operations and has no assurance that it will receive any funds from the proposed offering, we do not understand the basis for this statement. Please revise this and similar statements in your offering circular.

Part III - Exhibits

14. Please provide an Exhibit Index which complies with the requirements of Item 1. Index to Exhibits.

Entity Subscription Agreement

15. We note that the shares are only to be offered to "accredited investors". This offering term should be made clear in Part I – Notification and in other appropriate sections of the offering circular. Please revise.

16. We note provision (b) of 5.4 – "Restrictions on Transfer or Sale of Securities". Please revise the offering circular to include this information and disclose the timing of the return of subscription funds to investors.

Employment Agreement

17. Please insure that all of the material provisions of the employment agreement with Leonard Maniscalco are addressed in the section "Board Composition", page 43. We note section 2.(b) – Performance in this regard.

(11) Opinion re legality

18. Please file an opinion of counsel as to the legality of the securities covered by the Offering Statement.

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the offering statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Janice McGuirk at (202) 551-3395 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Stephen J. Czarnik, Esq.
     via fax: (212) 937-3870